Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-0000) pertaining to the Stifel Financial Corp. 2001 Incentive Stock Plan (2011 Restatement) of our report dated February 23, 2017, except for the effects of the adoption of ASU No. 2016-09, as discussed in Note 2, as to which the date is August 11, 2017, with respect to the consolidated financial statements of Stifel Financial Corp., and our report dated February 23, 2017 with respect to the effectiveness of internal control over financial reporting of Stifel Financial Corp., included in its Current Report on Form 8-K dated August 11, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

December 26, 2017